December 2013
Preliminary Terms No. 1,180 Registration Statement No. 333-178081 Dated December 5, 2013 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in International Equities

Market-Linked Notes With Past Performance Adjusted Contingent Coupon due December     , 2028
Based on the Value of the EURO STOXX 50® Index
The notes are unsecured obligations of Morgan Stanley and will have the terms described in the accompanying product supplement, index supplement and prospectus, as supplemented and modified by this document. The notes offer the opportunity for investors to earn an annual contingent coupon based on the performance of the underlying index on each annual determination date, as reduced by any prior contingent coupons. If the closing value of the underlying index on any determination date is greater than the initial index value and, after the first determination date, greater than its closing value on each prior determination date, we will pay a contingent coupon on the notes at a rate that is equal to the percentage increase in the value of the underlying index as of such determination date from the initial index value minus the sum of the contingent coupon rates, if any, for each of the previous determination dates.  As a result of this reduction in the contingent coupon rate for any prior coupons paid on the notes, investors will receive a contingent coupon if the underlying index exceeds the initial index value but only to the extent that it also exceeds the highest level it achieved on any prior determination date. At maturity, we will pay per note the stated principal amount of $10 plus the contingent coupon, if any, payable with respect to the final determination date. These long-dated notes are for investors who are concerned about principal risk but seek exposure to the EURO STOXX 50® Index, and who are willing to forgo market floating interest rates in exchange for the repayment of principal at maturity plus the potential to receive adjusted contingent coupons based on the performance of the underlying index. The notes are notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.
All payments are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.
SUMMARY TERMS
Issuer:	Morgan Stanley
Issue price:	$10 per note
Stated principal amount:	$10 per note
Aggregate principal amount:	$
Pricing date:	December , 2013
Original issue date:	December , 2013 (3 business days after the pricing date)
Maturity date:	December , 2028
Underlying index:	EURO STOXX 50® Index
Contingent coupon:
If, on an annual determination date, the determination index value is greater than the initial index value and, after the first determination date, greater than the determination index value(s) on each previous determination date, the notes will pay a contingent coupon on the related contingent coupon payment date equal to:
stated principal amount × contingent coupon rate.
Investors will not receive any contingent coupon on an annual contingent coupon payment date unless the index closing value on the related determination date is greater than the initial index value AND greater than the closing value of the underlying index on each previous determination date, if any.

Contingent coupon rate:
With respect to each determination date, index percent change minus the sum of the contingent coupon rates, if any, for each of the previous determination dates. The contingent coupon rate will not be less than 0%.
See “Hypothetical Payout on the Notes” on page 4.

Payment at maturity:	The payment due at maturity per $10 stated principal amount will equal $10 plus any contingent coupon payable with respect to the final determination date.
Index percent change:	With respect to any determination date, (determination index value – initial index value) / initial index value
Initial index value:	, which is the index closing value on the pricing date
Determination index value:	The index closing value on the applicable determination date
Determination dates:	The third scheduled business day preceding each scheduled contingent coupon payment date, subject to postponement for non-index business days and certain market disruption events
Contingent coupon payment dates:	Annually on the day of each December, beginning December , 2014. The contingent coupon with respect to the final determination date, if any, will be paid on the maturity date.
CUSIP / ISIN:	61762W646 / US61762W6460
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest.”
Estimated value on the pricing date:	Approximately $8.953 per note, or within $0.40 of that estimate. See “Investment Summary” on page 2.
Commissions and issue price:	Price to public()	Agent’s commissions(1)	Proceeds to issuer(2)
Per note	$10	$0.35	$9.65
Total	$	$	$
(1)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $      for each note they sell. See “Supplemental information regarding plan of distribution; conflicts of interest.”  For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for equity-linked notes.

(2)	See “Use of proceeds and hedging” on page 16.
The notes involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 9.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this document or the accompanying product supplement, index supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
You should read this document together with the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Additional Information About the Notes” at the end of this document.

Product Supplement for Equity-Linked Notes dated August 17, 2012	Index Supplement dated November 21, 2011	Prospectus dated November 21, 2011

Market-Linked Notes With Past Performance Adjusted Contingent Coupon due December , 2028 Based on the Value of the EURO STOXX 50® Index

Investment Summary

Market-Linked Notes

The Market-Linked Notes With Past Performance Adjusted Contingent Coupon due December     , 2028 Based on the Value of the EURO STOXX 50® Index (the “notes”) offer the potential for an annual contingent coupon based on the performance of the underlying index on each annual determination date, as reduced by any prior contingent coupons. The notes provide investors:

¡	an opportunity to gain exposure to the EURO STOXX 50® Index;

¡	the repayment of principal at maturity, subject to the credit risk of Morgan Stanley;

¡
a contingent coupon payment on any annual contingent coupon payment date if and only if the closing value of the underlying index on the related determination date is greater than the initial index value and, after the first determination date, greater than the determination index value on each previous determination date. The contingent coupon rate for any determination date is equal to the index percent change of the underlying index as of such determination date from the initial index value minus the sum of the contingent coupon rates, if any, determined for each of the previous determination dates. The contingent coupon rate will not be less than 0%; and

¡	no exposure to any decline of the underlying index if the notes are held to maturity.

As a result of the reduction in the contingent coupon rate for any prior coupons paid on the notes, investors will receive a contingent coupon if the underlying index exceeds the initial index value but only to the extent that it also exceeds the highest level it achieved on any prior determination date. At maturity, you will receive the stated principal amount of the notes plus the contingent coupon payment, if any, payable with respect to the final determination date.

The original issue price of each note is $10. This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes on the pricing date will be less than $10. We estimate that the value of each note on the pricing date will be approximately $8.953, or within $0.40 of that estimate. Our estimate of the value of the notes as determined on the pricing date will be set forth in the final pricing supplement.

What goes into the estimated value on the pricing date?

In valuing the notes on the pricing date, we take into account that the notes comprise both a debt component and a performance-based component linked to the underlying index. The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to the underlying index, instruments based on the underlying index, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the notes?

In determining the economic terms of the notes, including the contingent coupon, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the notes would be more favorable to you.

What is the relationship between the estimated value on the pricing date and the secondary market price of the notes?

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to the underlying index, may vary from, and be lower than, the estimated value on the pricing date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors. However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 18 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the underlying index,

December 2013	Page 2

Market-Linked Notes With Past Performance Adjusted Contingent Coupon due December , 2028 Based on the Value of the EURO STOXX 50® Index

and to our secondary market credit spreads, it would do so based on values higher than the estimated value. We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time.

December 2013	Page 3

Market-Linked Notes With Past Performance Adjusted Contingent Coupon due December , 2028 Based on the Value of the EURO STOXX 50® Index

Key Investment Rationale

Market-Linked Notes With Past Performance Adjusted Contingent Coupon offer investors exposure to the performance of the EURO STOXX 50® Index and allow investors to receive potential contingent coupons based on the performance of the underlying index, as measured on each determination date. They are for investors who are concerned about principal risk but seek exposure to the EURO STOXX 50® Index and who are willing to forgo market floating interest rate in exchange for the repayment of principal at maturity plus the potential to receive adjusted contingent coupon payment annually based on the performance of the underlying index.

Repayment of Principal	The notes provide for the repayment of principal in full at maturity.
Contingent Coupon Payments
The notes pay a contingent coupon on any annual contingent coupon payment date if and only if the closing value of the underlying index on the related determination date is greater than the initial index value and, after the first determination date, greater than the determination index value on each previous determination date. The contingent coupon rate for any determination date is equal to the index percent change of the underlying index as of such determination date minus the sum of the contingent coupon rates, if any, determined with respect to each of the previous determination dates. The contingent coupon rate will not be less than 0%.

As a result of the reduction in the contingent coupon rate for any prior coupons paid on the notes, investors will receive a contingent coupon if the underlying index exceeds the initial index value but only to the extent that it also exceeds the highest level it achieved on any prior determination date.

December 2013	Page 4

Market-Linked Notes With Past Performance Adjusted Contingent Coupon due December , 2028 Based on the Value of the EURO STOXX 50® Index

Hypothetical Payouts on the Notes

The examples below illustrate the hypothetical contingent coupon payments, if any, and payment at maturity on the notes with the following terms:

▪	Term: 15 years
▪	Determination dates and contingent coupon payment dates: annual
▪	Stated principal amount: $10
▪	Hypothetical initial index value: 3,000

Example 1:
Determination date	Determination index value	Index percent change	Contingent coupon rate	Contingent coupon payment / payment at maturity
1	3,150	(3,150 – 3,000) / 3,000 = 5%	5%	5% x $10 = $0.50
2	3,600	(3,600 – 3,000) / 3,000 = 20%	20% - 5% = 15%	15% x $10 = $1.50
3	3,300	(3,300 – 3,000) / 3,000 = 10%	10% - (5% + 15%), subject to the minimum contingent coupon rate of 0% = 0%	$0
4	3,090	(3,090 – 3,000) / 3,000 = 3%	3% - (5% + 15%), subject to the minimum contingent coupon rate of 0% = 0%	$0
5	3,240	(3,240 – 3,000) / 3,000 = 8%	8% - (5% + 15%), subject to the minimum contingent coupon rate of 0% = 0%	$0
6	3,180	(3,180 – 3,000) / 3,000 = 6%	6% - (5% + 15%), subject to the minimum contingent coupon rate of 0% = 0%	$0
7	3,210	(3,210 – 3,000) / 3,000 = 7%	7% - (5% + 15%), subject to the minimum contingent coupon rate of 0% = 0%	$0
8	3,300	(3,300 – 3,000) / 3,000 = 10%	10% - (5% + 15%), subject to the minimum contingent coupon rate of 0% = 0%	$0
9	3,000	(3,000– 3,000) / 3,000 = 0%	0%	$0
10	2,700	(2,700 – 3,000) / 3,000 = -10%	0%	$0
11	3,090	(3,090 – 3,000) / 3,000 = 3%	3% - (5% + 15%), subject to the minimum contingent coupon rate of 0% = 0%	$0
12	3,240	(3,240 – 3,000) / 3,000 = 8%	8% - (5% + 15%), subject to the minimum contingent coupon rate of 0% = 0%	$0
13	3,300	(3,300 – 3,000) / 3,000 = 10%	10% - (5% + 15%), subject to the minimum contingent coupon rate of 0% = 0%	$0
14	3,360	(3,360 – 3,000) / 3,000 = 12%	12% - (5% + 15%), subject to the minimum contingent coupon rate of 0% = 0%	$0
Final	3,450	(3,450 – 3,000) / 3,000 = 15%	15% - (5% + 15%), subject to the minimum contingent coupon rate of 0% = 0%	$10

In example 1, the determination index value on the first determination date is greater than the initial index value. Therefore, the contingent coupon rate for the first determination date equals the index percent change of 5%.

December 2013	Page 5

Market-Linked Notes With Past Performance Adjusted Contingent Coupon due December , 2028 Based on the Value of the EURO STOXX 50® Index

As of the second determination date, the underlying index has appreciated 20% from the initial index value and the determination index value on such date is greater than the initial index value and the determination index value on the first determination date. Therefore, the notes will pay a contingent coupon on the second contingent coupon payment date at a rate equal to the index percent change of 20% minus the contingent coupon rate of 5% for the first determination date. As a result of this reduction, the contingent coupon rate is equal to 15%.

Although the determination index values on most of the subsequent determination dates are greater than the initial index value, none are greater than the determination index value on the second determination date. Therefore, no contingent coupon is paid on any contingent coupon payment date after the second contingent coupon payment date.

As of the final determination date, the underlying index has appreciated 15% from the initial index value and the determination index value on such date is greater than the initial index value but not greater than the determination index value on the second determination date. Therefore, the notes will pay only the stated principal amount on the maturity date.

The total payment on the notes is $0.50 + $1.50 + $10 = $12 per $10 stated principal amount, equivalent to a return of 20% over the 15-year term of the notes.

December 2013	Page 6

Market-Linked Notes With Past Performance Adjusted Contingent Coupon due December , 2028 Based on the Value of the EURO STOXX 50® Index

Example 2:
Determination date	Determination index value	Index percent change	Contingent coupon rate	Contingent coupon payment / payment at maturity
1	3,120	(3,120 – 3,000) / 3,000 = 4%	4%	4% x $10 = $0.40
2	3,210	(3,210 – 3,000) / 3,000 = 7%	7% - 4% = 3%	3% x $10 = $0.30
3	3,300	(3,300 – 3,000) / 3,000 = 10%	10% - (4% + 3%) = 3%	3% x $10 = $0.30
4	3,450	(3,450 – 3,000) / 3,000 = 15%	15% - (4% + 3% + 3%) = 5%	5% x $10 = $0.50
5	3,360	(3,360 – 3,000) / 3,000 = 12%	12% - (4% + 3% + 3% + 5%), subject to the minimum contingent coupon rate of 0% = 0%	$0
6	3,300	(3,300 – 3,000) / 3,000 = 10%	10% - (4% + 3% + 3% + 5%), subject to the minimum contingent coupon rate of 0% = 0%	$0
7	3,630	(3,630 – 3,000) / 3,000 = 21%	21% - (4% + 3% + 3% + 5%) = 6%	6% x $10 = $0.60
8	3,450	(3,450 – 3,000) / 3,000 = 15%	15% - (4% + 3% + 3% + 5% + 6%), subject to the minimum contingent coupon rate of 0% = 0%	$0
9	3,510	(3,510 – 3,000) / 3,000 = 17%	17% - (4% + 3% + 3% + 5% + 6%), subject to the minimum contingent coupon rate of 0% = 0%	$0
10	3,900	(3,900 – 3,000) / 3,000 = 30%	30% - (4% + 3% + 3% + 5% + 6%) = 9%	9% x $10 = $0.90
11	4,110	(4,110 – 3,000) = 37%	37% - (4% +3% + 3% + 5% + 6% + 9%) = 7%	7% x $10 = $0.70
12	4,050	(4,050 – 3,000) = 35%	35% - (4% + 3% + 3% + 5% + 6% + 9% + 7%), subject to the minimum contingent coupon rate of 0% = 0%	$0
13	4,260	(4,260 – 3,000) = 42%	42% - (4% + 3% + 3% + 5% + 6% + 9% + 7%) = 5%	5% x $10 = $0.50
14	4,440	(4,440 – 3,000) = 48%	48% - (4% + 3% + 3% + 5% + 6% + 9% + 7 + 5%) = 6%	6% x $10 = $0.60
Final	4,800	(4,800 – 3,000) / 3,000 = 60%	60% - (4% + 3% + 3% + 5% + 6% + 9% + 7% + 5% + 6%) = 12%	$10 + 12% x $10 = $11.20

In example 2, the determination index value on the first determination date is greater than the initial index value. Therefore, the contingent coupon rate with respect to the first determination date equals the index percent change of 4%.

As of the second determination date, the underlying index has appreciated 7% from the initial index value and the determination index value on such date is greater than the initial index value and the determination index value on the first determination date. Therefore, the notes will pay a contingent coupon on the second contingent coupon payment date at a rate equal to the index percent change of 7% minus the contingent coupon rate of 4% for the first determination date. As a result of this reduction, the contingent coupon rate is equal to 3%.

Similarly, the index closing values on the third, fourth, seventh, tenth, eleventh, thirteenth, fourteenth and final determination dates are each greater than the initial index value and the determination index value on each of the respective previous determination dates. Therefore, the notes will pay a contingent coupon on the corresponding contingent coupon payment dates and at maturity, respectively, at a rate equal to the index percent change as of such determination date minus the sum of the contingent coupon rates for each of the respective previous determination dates.

On the fifth, sixth, eighth, ninth and twelfth determination dates, the determination index values are greater than the initial index value, but are not greater than the determination index values on each respective previous determination date. Therefore, no contingent coupon is paid on any such contingent coupon payment date.

December 2013	Page 7

Market-Linked Notes With Past Performance Adjusted Contingent Coupon due December , 2028 Based on the Value of the EURO STOXX 50® Index

At maturity, investors receive the stated principal amount of $10 per note plus the contingent coupon with respect to the final determination date of $1.20.

The total payment on the notes is $0.40 + $0.30 + $0.30 + $0.50 + $0.60 + $0.90 + $0.70 + $0.50 + $0.60 + $11.20 = $16 per $10 stated principal amount, equivalent to a return of 60% over the 15-year term of the notes.

Example 3:
Determination date	Determination index value	Index percent change	Contingent coupon rate	Contingent coupon payment / payment at maturity
1	2,910	-3%	0%	$0
2	3,000	0%	0%	$0
3	2,850	-5%	0%	$0
4	2,700	-10%	0%	$0
5	2,640	-12%	0%	$0
6	2,700	-10%	0%	$0
7	2,550	-15%	0%	$0
8	2,400	-20%	0%	$0
9	2,430	-19%	0%	$0
10	2,640	-12%	0%	$0
11	2,400	-20%	0%	$0
12	2,550	-15%	0%	$0
13	2,460	-18%	0%	$0
14	2,610	-13%	0%	$0
Final	2,700	-10%	0%	$10

In example 3, the closing value of the underlying index on each determination date is less than or equal to the initial index value, and, as a result, the notes do not pay any contingent coupon with respect to any determination date. Investors receive no contingent coupon payments over the term of the notes and receive only the stated principal amount of $10 per note at maturity, equivalent to a return of 0% over the 15-year term of the notes.

December 2013	Page 8

Market-Linked Notes With Past Performance Adjusted Contingent Coupon due December , 2028 Based on the Value of the EURO STOXX 50® Index

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying product supplement, index supplement and prospectus. You should also consult with your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

¡
The return on your investment in the notes depends on the performance of the underlying index on each determination date and you will not receive any contingent coupon if the index closing value on each determination date is less than or equal to the initial index value. The contingent coupon payments on the notes, if any, will be based on the performance of the underlying index on each of the determination dates up to and including the determination date immediately preceding the related contingent coupon payment date. It is possible that the index closing value on each determination date throughout the term of the notes will be less than or equal to the initial index value so that the notes will not pay any contingent coupons and only pay the stated principal amount at maturity. In this scenario, investors will receive zero return on their investment in the notes.

¡
Investors will receive a contingent coupon only if the index closing value on a determination date is greater than both the initial index value AND, after the first determination date, the index closing value on each prior determination date. For any determination date, the contingent coupon rate is equal to the index percent change minus sum of contingent coupon rates, if any, for previous determination dates. As a result of this adjustment in the contingent coupon rate for any prior coupons paid on the notes, investors will receive a contingent coupon if, and only to the extent that, the index closing value on a determination date is greater than the initial index value and, after the first determination date, the index closing value on each prior determination date. For example, if the index closing value has increased 5% from the initial index value on the first determination date, the notes will pay a contingent coupon of 5% on the related contingent coupon payment date. However, if on the second determination date the index has increased 6% from the initial index value, the notes will only pay a 1% contingent coupon due to the past performance adjustment. Moreover, if the underlying index is never greater than 5% higher than its initial index value on any subsequent determination date after that first determination date, the notes will not pay any further coupons. Please see “Hypothetical Payout on the Notes” on page 4 above.

¡
The market price of the notes will be influenced by many unpredictable factors.  Several factors will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including the value of the underlying index at any time and, in particular, on each of the determination dates and, therefore, the contingent coupon(s), if any, previously paid on the notes, the volatility (frequency and magnitude of changes in value) of the underlying index, interest and yield rates in the market, time remaining until the notes mature, geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the underlying index or equities markets generally and which may affect the determination index value on any determination date and any actual or anticipated changes in our credit ratings or credit spreads. Some or all of these factors will influence the price that you will receive if you are able to sell your notes prior to maturity. Generally, the longer the time remaining to maturity, the more the market price of the notes will be affected by the other factors described above. You may receive less, and possibly significantly less, than the stated principal amount per note if you are able to sell your notes prior to maturity.

¡
The notes are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes. You are dependent on Morgan Stanley’s ability to pay all amounts due on the notes on each contingent coupon payment date or at maturity and therefore you are subject to the credit risk of Morgan Stanley. The notes are not guaranteed by any other entity. If Morgan Stanley defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of Morgan Stanley’s creditworthiness. Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the

December 2013	Page 9

Market-Linked Notes With Past Performance Adjusted Contingent Coupon due December , 2028 Based on the Value of the EURO STOXX 50® Index

credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the notes.

¡
There are risks associated with investments in securities linked to the value of foreign equity securities.  The notes are linked to the value of foreign equity securities. Investments in securities linked to the value of foreign equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Also, there is generally less publicly available information about foreign companies than about U.S. companies that are subject to the reporting requirements of the United States Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies. The prices of securities issued in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources, self-sufficiency and balance of payment positions.

¡
The contingent coupon payable on the notes is not linked to the value of the underlying index at any time other than the fifteen annual determination dates.  The contingent coupon payable for a particular annual period, if any, is based on the closing value of the underlying index on the related determination date and each of the previous determination dates, if any. Although the actual value of the underlying index on other dates or at other times during the term of the notes may be higher than the determination index value on any determination date, the contingent coupon payments, if any, will be based solely on the index closing value on each of the determination dates.

¡
The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the notes in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the notes in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 18 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the underlying index, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

¡
The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.  These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result,

December 2013	Page 10

Market-Linked Notes With Past Performance Adjusted Contingent Coupon due December , 2028 Based on the Value of the EURO STOXX 50® Index

because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they attempted to value the notes. In addition, the estimated value on the pricing date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time. The value of your notes at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “The market price of the notes will be influenced by many unpredictable factors” above.

¡
Adjustments to the underlying index could adversely affect the value of the notes.  The publisher of the underlying index can add, delete or substitute the stocks underlying the index, and can make other methodological changes required by certain events relating to the underlying stocks, such as stock dividends, stock splits, spin-offs, rights offerings and extraordinary dividends, that could change the value of the underlying index. Any of these actions could adversely affect the value of the notes. The publisher of the underlying index may also discontinue or suspend calculation or publication of the underlying index at any time. In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued index. MS & Co. could have an economic interest that is different than that of investors in the notes insofar as, for example, MS & Co. is permitted to consider indices that are calculated and published by MS & Co. or any of its affiliates. If MS & Co. determines that there is no appropriate successor index on any determination date, the index closing value on such determination date will be an amount based on the stocks underlying the discontinued index at the time of such discontinuance, without rebalancing or substitution, computed by MS & Co, as calculation agent, in accordance with the formula for calculating the index closing value last in effect prior to discontinuance of the index.

¡
Investing in the notes is not equivalent to investing in the underlying index.  Investing in the notes is not equivalent to investing in the underlying index or its component stocks. As an investor in the notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the underlying index. See “Hypothetical Payouts on the Notes” above.

¡
The notes will not be listed on any securities exchange and secondary trading may be limited.  The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. MS & Co. may, but is not obligated to, make a market in the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

¡
The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the notes.  As calculation agent, MS & Co. will determine the initial index value and the determination index value on each determination date, and will calculate the contingent coupon payments, if any, and the amount of cash you will receive at maturity. Any of these determinations made by MS & Co. in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of the index closing value in the event of a discontinuance of the underlying index or a market disruption event, may adversely affect the payout to you at maturity. In addition, MS & Co. has determined the estimated value of the notes on the pricing date.

¡
Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the notes.  One or more of our subsidiaries and/or third-party dealers expect to carry out hedging activities related to the notes (and to other instruments linked to the underlying index or its component stocks), including trading in the component stocks of the underlying index and in other instruments related to the underlying index. Some of our subsidiaries also trade the component stocks of the underlying index and other financial instruments related to the underlying index on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the pricing date could

December 2013	Page 11

Market-Linked Notes With Past Performance Adjusted Contingent Coupon due December , 2028 Based on the Value of the EURO STOXX 50® Index

potentially increase the initial index value and, therefore, could increase the value at or above which the underlying index must close on any determination date before an investor receives a contingent coupon payment on the related contingent coupon payment date. Additionally, such hedging or trading activities during the term of the notes, including on any determination date, could adversely affect the closing value of the underlying index on such determination date and, accordingly, of the contingent coupon payment, if any, an investor will receive on the related contingent coupon payment date.

December 2013	Page 12

Market-Linked Notes With Past Performance Adjusted Contingent Coupon due December , 2028 Based on the Value of the EURO STOXX 50® Index

EURO STOXX 50® Index Overview

The EURO STOXX 50® Index was created by STOXX® Limited, which is owned by Deutsche Börse AG and SIX Group AG. Publication of the EURO STOXX 50® Index began on February 26, 1998, based on an initial index value of 1,000 at December 31, 1991. The EURO STOXX 50® Index is composed of 50 component stocks of market sector leaders from within the STOXX 600 Supersector Indices, which includes stocks selected from the Eurozone. The component stocks have a high degree of liquidity and represent the largest companies across all market sectors. For additional information about the EURO STOXX 50® Index, see the information set forth under “EURO STOXX 50® Index” in the accompanying index supplement.

Information as of market close on December 3, 2013:

Bloomberg Ticker Symbol:	SX5E
Current Index Closing Value:	3,013.88
52 Weeks Ago:	2,582.36
52 Week High (on 11/28/2013):	3,092.42
52 Week Low (on 6/24/2012):	2,511.83

The following graph sets forth the daily index closing values of the underlying index for the period from January 1, 2003 through December 3, 2013. The related table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the underlying index for each quarter in the period from January 1, 2008 through December 3, 2013. The index closing value of the underlying index on December 3, 2013 was 3,013.88. We obtained the information in the table and graph below from Bloomberg Financial Markets without independent verification. The underlying index has at times experienced periods of high volatility. You should not take the historical values of the underlying index as an indication of its future performance, and no assurance can be given as to the closing level of the index on the valuation date.

EURO STOXX 50® Index Daily Index Closing Values January 1, 2003 to December 3, 2013

December 2013	Page 13

Market-Linked Notes With Past Performance Adjusted Contingent Coupon due December , 2028 Based on the Value of the EURO STOXX 50® Index

EURO STOXX 50® Index	High	Low	Period End
2008
First Quarter	4,339.23	3,431.82	3,628.06
Second Quarter	3,882.28	3,340.27	3,352.81
Third Quarter	3,445.66	3,000.83	3,038.20
Fourth Quarter	3,113.82	2,165.91	2,447.62
2009
First Quarter	2,578.43	1,809.98	2,071.13
Second Quarter	2,537.35	2,097.57	2,401.69
Third Quarter	2,899.12	2,281.47	2,872.63
Fourth Quarter	2,992.08	2,712.30	2,964.96
2010
First Quarter	3,017.85	2,631.64	2,931.16
Second Quarter	3,012.65	2,488.50	2,573.32
Third Quarter	2,827.27	2,507.83	2,747.90
Fourth Quarter	2,890.64	2,650.99	2,792.82
2011
First Quarter	3,068.00	2,721.24	2,910.91
Second Quarter	3,011.25	2,715.88	2,848.53
Third Quarter	2,875.67	1,995.01	2,179.66
Fourth Quarter	2,476.92	2,090.25	2,316.55
2012
First Quarter	2,608.42	2,286.45	2,477.28
Second Quarter	2,501.18	2,068.66	2,264.72
Third Quarter	2,594.56	2,151.54	2,454.26
Fourth Quarter	2,659.95	2,427.32	2,635.93
2013
First Quarter	2,749.27	2,570.52	2,624.02
Second Quarter	2,835.87	2,511.83	2,602.59
Third Quarter	2,936.20	2,570.76	2,893.15
Fourth Quarter (through December 3, 2013)	3,092.42	2,902.12	3,013.88

License Agreement between STOXX Limited and Morgan Stanley

“EURO STOXX®” and “STOXX®” are registered trademarks of STOXX Limited and have been licensed for use for certain purposes by Morgan Stanley. For more information, see “EURO STOXX 50® Index” in the accompanying index supplement.

December 2013	Page 14

Market-Linked Notes With Past Performance Adjusted Contingent Coupon due December , 2028 Based on the Value of the EURO STOXX 50® Index

Additional Information About the Notes

Please read this information in conjunction with the summary terms on the front cover of this document.

Additional Provisions:
Denominations:	$10 and integral multiples thereof
Underlying index publisher:	STOXX Limited
Call right:	The notes are not callable prior to the maturity date.
Postponement of determination date:
If a market disruption event with respect to the underlying index occurs on a scheduled determination date, or if such scheduled determination date is not an index business day, the index closing value for such day shall be determined on the immediately succeeding index business day on which no market disruption event shall have occurred with respect to the underlying index; provided that the determination index value for such determination date shall not be determined on a date later than the fifth scheduled index business day after such scheduled determination date and if such date is not an index business day, or if there is a market disruption event on such date, the calculation agent shall determine such determination index value using the index closing value as determined by the calculation agent in accordance with the formula for calculating the underlying index last in effect prior to the commencement of the market disruption event (or prior to the non-index business day), without rebalancing or substitution, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension, limitation or non-Index business day) on such date of each security most recently constituting the underlying index.

Postponement of contingent coupon payment date / maturity date:
If the determination date is postponed so that it falls less than two business days prior to the scheduled contingent coupon payment date (including the maturity date), the contingent coupon payment date (including the maturity date) will be the second business day following the determination date as postponed.

Alternate exchange calculation in case of an event of default:
The following provision supersedes in its entirety “Description of Equity-Linked Notes—Alternate Exchange Calculation in the Case of any Event of Default” in the accompanying product supplement:
If an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable for each stated principal amount of the notes upon any acceleration of the notes shall be determined by the calculation agent and shall be an amount in cash equal to the stated principal amount plus the contingent coupon, if any, calculated as if the date of such acceleration were the final determination date.

Equity-linked notes:
All references to “equity-linked notes” or related terms in the accompanying product supplement for equity-linked notes shall be deemed to refer to market-linked notes when read in conjunction with these preliminary terms.

Minimum ticketing size:	$1,000 / 100 notes
Trustee:	The Bank of New York Mellon
Calculation agent:	MS & Co.
Tax considerations:
In the opinion of our counsel, Davis Polk & Wardwell LLP, under current law, and based on current market conditions, the notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes. Please read the section entitled “United States Federal Taxation” in the accompanying product supplement.

Under this treatment, if you are a U.S. Holder, you generally will be subject to annual income tax based on the “comparable yield” of the notes, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes. In addition, any gain recognized by U.S. Holders on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income. If the notes were priced on December 5, 2013, the “comparable yield” would be a rate of  4.02% per annum, compounded annually; however, the comparable yield for the notes will be determined on the pricing date and may be significantly higher or lower than the comparable yield set forth above. The comparable yield and the projected payment schedule for the notes (or information about how to obtain them) will be provided in the final pricing supplement.

For U.S. federal income tax purposes, a U.S. Holder is required to use the comparable yield and the projected payment schedule established by us in determining interest accruals and adjustments in respect of a note, unless such U.S. Holder timely discloses and justifies the use of a different comparable yield and projected payment schedule to the Internal Revenue Service (the “IRS”).

The comparable yield and the projected payment schedule are not used for any purpose other than to determine a U.S. Holder’s interest accruals and adjustments thereto in respect of a note for U.S. federal income tax purposes. They do not constitute a projection or representation by us regarding the actual amounts that will be paid on a note.

The IRS could seek to treat the notes as subject to Treasury regulations governing “variable rate debt instruments.”  Under these regulations, each contingent coupon on the notes would be taxable to a U.S.

December 2013	Page 15

Market-Linked Notes With Past Performance Adjusted Contingent Coupon due December , 2028 Based on the Value of the EURO STOXX 50® Index

Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Upon a sale or exchange of the notes, a U.S. Holder would recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange (other than amounts attributable to accrued interest, which would be treated as ordinary interest income as discussed above) and the U.S. Holder’s tax basis in the notes, which would equal the U.S. Holder’s purchase price for the notes.

If you are a non-U.S. investor, please also read the section of the accompanying product supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Additionally, any consequences resulting from the Medicare tax on investment income are not discussed in this document or the accompanying product supplement.

The discussion in the preceding paragraphs under “Tax considerations” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying product supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

Use of proceeds and hedging:
The proceeds we receive from the sale of the notes will be used for general corporate purposes. We will receive, in aggregate, $10 per note issued, because, when we enter into hedging transactions in order to meet our obligations under the notes, our hedging counterparty will reimburse the cost of the agent’s commissions. The costs of the notes borne by you and described on page 2 above comprise the agent’s commissions and the cost of issuing, structuring and hedging the notes.

On or prior to the pricing date, we expect to hedge our anticipated exposure in connection with the notes by entering into hedging transactions with our subsidiaries and/or third party dealers. We expect our hedging counterparties to take positions in the stocks constituting the underlying index, in futures and/or options contracts on the underlying index or the component stocks of the underlying index listed on major securities markets, or positions in any other available securities or instruments that they may wish to use in connection with such hedging. Such purchase activity could increase the value of the underlying index on the pricing date, and therefore, could increase the value at or above which the underlying index must close on any determination date before you would receive a contingent coupon payment on the related contingent coupon payment date. In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the notes, including on the determination dates, by purchasing and selling the stocks constituting the underlying index, futures or options contracts on the underlying index or its component stocks listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities. We cannot give any assurance that our hedging activities will not affect the value of the underlying index and, therefore, adversely affect the value of the notes or the contingent coupon payments you will receive on the determination dates and/or at maturity, if any. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying product supplement.

Benefit plan investor considerations:
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons. Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the notes are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain

December 2013	Page 16

Market-Linked Notes With Past Performance Adjusted Contingent Coupon due December , 2028 Based on the Value of the EURO STOXX 50® Index

transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the notes.

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law. The sale of any notes to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Morgan Stanley or Morgan Stanley Wealth Management or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the notes by the account, plan or annuity.

Additional considerations:
Client accounts over which Morgan Stanley, Morgan Stanley Wealth Management or any of their respective subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly.

Supplemental information regarding plan of distribution; conflicts of interest:
The agent may distribute the notes through Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”), as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc (“MSIP”) and Bank Morgan Stanley AG. Morgan Stanley Wealth Management, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley. Selected dealers, including Morgan Stanley Wealth Management, and their financial advisors will collectively receive from the agent, Morgan Stanley & Co. LLC, a fixed sales commission of $0.35 for each note they sell.

MS & Co. is our wholly-owned subsidiary and it and other subsidiaries of ours expect to make a profit by selling, structuring and, when applicable, hedging the notes. When MS & Co. prices this offering of notes, it will determine the economic terms of the notes such that for each note the estimated value on the pricing date will be no lower than the minimum level described in “Investment Summary” on page 2.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account. See “Plan of Distribution (Conflicts of Interest)” and “Use of Proceeds and Hedging” in the accompanying product supplement.

Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative. Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Where you can find more information:	Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by the product supplement for Equity-Linked Notes and the index supplement) with the Securities and Exchange

December 2013	Page 17

Market-Linked Notes With Past Performance Adjusted Contingent Coupon due December , 2028 Based on the Value of the EURO STOXX 50® Index

Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the product supplement for Equity-Linked Notes, the index supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov. Alternatively, Morgan Stanley, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, the product supplement for Equity-Linked Notes and the index supplement if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at.www.sec.gov as follows:

Product Supplement for Equity-Linked Notes dated August 17, 2012
Index Supplement dated November 21, 2011
Prospectus dated November 21, 2011

Terms used in this document are defined in the product supplement for Equity-Linked Notes, in the index supplement or in the prospectus. As used in this document, the “Company,” “we,” “us” and “our” refer to Morgan Stanley.

December 2013	Page 18